14046025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 27 2014 191

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66813

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jane Street Options, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marie Harrison 212-651-6069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Richard Emmet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jane Street Options, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Vickiana Arias
Notary Public, State of New York
No. 01AR6203348
Qualified in New York County
Commission Expires April 06, 20

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Jane Street Options, LLC
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY

Building a better working world

Jane Street Options, LLC

Statement of Financial Condition

December 31, 2013

Contents

Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Member of
Jane Street Options, LLC

We have audited the accompanying statement of financial condition of Jane Street Options, LLC (the "Company") as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better
working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jane Street Options, LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2014

Jane Street Options, LLC

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 477,283
Securities and other financial instruments owned, at fair value:	
Equities	244,277,389
Options	107,679,947
Total	351,957,336
Due from Parent	26,484
Due from affiliates	398,528
Total assets	$ 352,859,631
Liabilities and member's equity	
Liabilities:	
Securities and other financial instruments sold, not yet purchased, at fair value:	
Equities	$ 155,962,199
Options	102,614,194
Total	258,576,393
Due to broker	40,586,431
Due to Holding	14,791,950
Due to affiliates	11,447,970
Accrued expenses and other liabilities	879,084
Total liabilities	326,281,828
Member's equity	26,577,803
Total liabilities and member's equity	$ 352,859,631

See accompanying notes.

Jane Street Options, LLC

Notes to Statement of Financial Condition

December 31, 2013

1. Nature of Operations

Jane Street Options, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of JSOH, LLC (the "Parent"). The Parent is a wholly owned subsidiary of Jane Street Holding, LLC ("Holding"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member and market-maker on the Chicago Board Options Exchange, Inc. ("CBOE") and NYSE Amex Options, and is a member of NASDAQ OMX PHLX, LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of this financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of this financial statement. Actual amounts could differ from these estimates.

Cash

The Company at times may maintain cash in deposit accounts in excess of the Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

Securities and Other Financial Instruments Owned and Securities and Other Financial Instruments Sold, Not Yet Purchased, at Fair Value

Generally, equity securities owned and equity securities sold, not yet purchased traded on a national securities exchange are valued at the last reported sales price at December 31, 2013. Those American Depository Receipts ("ADRs") which are included in equity securities owned and equity securities sold, not yet purchased, and are readily convertible into the underlying equity security and are traded on the OTC market are valued as of the last available public sale price on the exchange of the underlying equity security. Furthermore, listed ADRs and the underlying equity security are valued as of the last available ADR price on the exchange.

2. Summary of Significant Accounting Policies (continued)

Domestic options owned and domestic options sold, not yet purchased, are valued using the Options Clearing Corporation prices at December 31, 2013. These prices primarily fall within the parameters of the bid and ask prices on the exchange. All other options are priced using last traded exchange prices at December 31, 2013. Securities and other financial instruments owned and Securities and other financial instruments sold, not yet purchased, in the Statement of Financial Condition, are net by CUSIP and by clearing broker.

Futures contracts traded on a national securities exchange are included in Due to broker in the Statement of Financial Condition and are valued at the last reported sales price at December 31, 2013.

In carrying out its valuation responsibilities, the Company has considered the availability and quality of external market information to provide justification and rationale for its fair value estimates.

The Company records transactions in securities and the related revenues and expenses on a trade date basis. All resulting realized and unrealized gains and losses are reflected in Member's equity.

Dividend income on equities owned and dividend expense on equities sold, not yet purchased are recorded on the ex-dividend date.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for U.S. tax purposes; therefore, no provision has been made in the accompanying financial statement for U.S. federal, state, or city income taxes.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity. The Company has not accrued any amounts related to income tax positions and related uncertainties.

3. Fair Value of Financial Instruments

Accounting Standards Codification ("ASC") 820 provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not any specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level in that hierarchy.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Includes inputs that are quoted prices in active markets for identical assets or liabilities the company has the ability to access.

Level 2: Includes inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes significant unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the company's own data.

3. Fair Value of Financial Instruments (continued)

The following tables set forth the Company's securities and other financial instruments by level within the fair value hierarchy as of December 31, 2013:

	Fair Value Hierarchy		
	Level 1	**Level 2**	**Total**
Securities and other financial instruments owned:			
Equities:			
Basic materials	$ 1,576,827	$ 2,770	$ 1,579,597
Communications	213,565	-	213,565
Consumer, cyclical	166,502	-	166,502
Consumer, non-cyclical	3,611,962	-	3,611,962
Energy	1,177,525	-	1,177,525
Financial	125,388	-	125,388
Funds	237,183,434	-	237,183,434
Industrial	21,028	-	21,028
Technology	198,388	-	198,388
Total Equities	244,274,619	2,770	244,277,389
Options:			
Basic materials	1,060,507	37,450	1,097,957
Communications	414,373	87	414,460
Consumer, cyclical	1,406,315	773	1,407,088
Consumer, non-cyclical	114,396	37,450	151,846
Energy	124,858	15,001	139,859
Financial	10,738	4,318	15,056
Funds	89,996,469	14,162,691	104,159,160
Industrial	32,181	176	32,357
Technology	255,485	6,679	262,164
Total Options	93,415,322	14,264,625	107,679,947
Total Securities and other financial instruments owned	$ 337,689,941	$ 14,267,395	$ 351,957,336

	Level 1	**Level 2**	**Total**
Derivative assets:			
Futures contracts included in Due to broker	$ -	$ 419,276	$ 419,276

3. Fair Value of Financial Instruments (continued)

	Fair Value Hierarchy		
	Level 1	Level 2	Total
Securities and other financial instruments sold, not yet purchased:			
Equities:			
Basic materials	$ 4,785	$ -	$ 4,785
Communications	2,487,350	-	2,487,350
Consumer, cyclical	1,376,989	-	1,376,989
Consumer, non-cyclical	993,127	-	993,127
Energy	7,441,010	-	7,441,010
Financial	620,689	-	620,689
Funds	139,886,109	-	139,886,109
Industrial	122,221	-	122,221
Technology	2,732,888	-	2,732,888
Utilities	297,031	-	297,031
Total Equities	155,962,199	-	155,962,199
Options:			
Basic materials	607,180	36,421	643,601
Communications	118,027	2,326	120,353
Consumer, cyclical	292,205	9,261	301,466
Consumer, non-cyclical	743,446	14,199	757,645
Energy	67,220	4,729	71,949
Funds	80,519,395	19,879,263	100,398,658
Industrial	2,799	226	3,025
Technology	221,110	96,387	317,497
Total Options	82,571,382	20,042,812	102,614,194
Total Securities and other financial instruments sold, not yet purchased	$ 238,533,581	$ 20,042,812	$ 258,576,393

	Level 1	Level 2	Total
Derivative liabilities:			
Futures contracts included in Due to broker	$ -	$ 7,764,827	$ 7,764,827

3. Fair Value of Financial Instruments (continued)

During the year ended December 31, 2013, there were no securities or other financial instruments classified as Level 3.

There were no transfers between the Level 1 and Level 2 categories during the year ended December 31, 2013.

4. Due To and From Brokers and Concentration of Credit Risk

The clearing and depository operations for the Company's securities transactions are provided by one broker.

Amounts Due to broker in the Statement of Financial Condition include net amounts payable for securities transactions that have not settled, and unrealized appreciation or depreciation from financial instruments. Amounts due to broker have been offset against amounts due from broker where the right of offset exists.

Substantially all securities held at the broker serve as collateral for the amounts due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, securities and other financial instruments owned and securities and other financial instruments sold, not yet purchased, are generally subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the Statement of Financial Condition (see Note 7).

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded such accounts. The Company has not experienced any such loss.

5. Intercompany and Related Party Transactions

Holding and certain affiliates of the Company pay for office space, payroll and certain other operating expenses on behalf of the Company. These expenses may include, among others, market data and trading software. An affiliate also allocates to the Company certain costs related to the Company's use of the affiliate's fixed assets. The total expense allocated from Holding for

5. Intercompany and Related Party Transactions (continued)

the year ended December 31, 2013 is $18,524,088. The amount reflected as Due to Holding in the Statement of Financial Condition is primarily comprised of the unreimbursed portion of this expense. The total net expense allocated from affiliates for the year ended December 31, 2013 is $4,320,379. The amount reflected as Due to affiliates in the Statement of Financial Condition is primarily comprised of the unreimbursed portion of this expense.

Additionally, the Company pays certain operating expenses on behalf of some of its affiliates and the Parent. The total net amount allocated to the affiliates for the year ended December 31, 2013 is $197,749. This amount is a component of the Due from affiliates balance in the Statement of Financial Condition. The total amount allocated to the Parent for the year ended December 31, 2013 is $444. This amount is a component of the Due from Parent balance in the Statement of Financial Condition.

In addition to the foregoing, the Company, along with its affiliates, may execute intercompany securities transactions as a means of effecting position transfers between the entities involved. These positions are transferred at fair value.

Separate from the above, an affiliate provides the Company with sponsored access to the BATS exchange to facilitate the Company's trading thereon. Fees associated with sponsored access were $10,555 for the year ended December 31, 2013. This amount is included in the Due to affiliates balance in the Statement of Financial Condition.

Additionally, a Revolving Note and Cash Subordination Agreement between the Parent and the Company defines specific terms and conditions under which, from time to time, the Parent may lend the Company various dollar amounts. To date, the Company has not borrowed any funds from the Parent under this agreement.

6. Regulatory Requirements

The Company is a market-maker operating under the exemptive provisions of Rule 15c3-1(b)(1) of the Securities and Exchange Commission ("SEC"), which exempts the Company from the Uniform Net Capital Rule.

7. Derivative Financial Instruments

The Company's activities may include the purchase and sale of options, futures, and other similar derivatives. These contracts involve elements of market risk in excess of the amounts recognized in the Statement of Financial Condition, in part because of the additional complexity and potential for leverage. These financial instruments are used for trading purposes and for managing risks associated with the portfolio of securities. All derivative positions are reported in the accompanying Statement of Financial Condition at fair value and any change in value is reflected in Member's equity.

Management believes that risks associated with derivatives are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may create credit risk, as well as legal, operational, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The Company may purchase and sell options on securities, currencies and commodities. Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying financial instruments may be imperfect and the market for any particular option may be illiquid at a particular time.

The seller ("writer") of a call option which is covered (e.g., the writer has a long position in the underlying financial instrument) assumes the risk of a decline in the market price of the underlying financial instrument below the value of the underlying financial instrument less the premium received, and gives up the opportunity for gain on the underlying financial instrument above the exercise price of the option. The writer of an uncovered call option assumes the risk of

7. Derivative Financial Instruments (continued)

a theoretically unlimited increase in the market price of the underlying financial instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying financial instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying financial instrument.

The writer of a put option which is covered (e.g., the writer has a short position in the underlying financial instrument) assumes the risk of an increase in the market price of the underlying financial instrument above the sales price (in establishing the short position) of the underlying financial instrument, plus the premium received, and gives up the opportunity for gain on the underlying financial instrument below the exercise price of the option. The writer of an uncovered put option assumes the risk of a decline in the market price of the underlying financial instrument below the exercise price of the option. At December 31, 2013, the Company had a maximum payout amount of $1,800,210,749 related to its written put option contracts expiring between January 3, 2014 and August 16, 2014. The maximum payout would be offset by the subsequent sale of assets obtained via the execution of a payout event. The fair value of such underlying assets as of December 31, 2013 was $2,078,029,861. These amounts do not include the Company's hedges which are designed to substantially offset this risk. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying financial instrument, the loss on the put will be offset in whole or in part by any gain on the underlying financial instrument.

The Company trades futures contracts. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The open positions must be marked to market daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below

7. Derivative Financial Instruments (continued)

the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

The fair value of derivative financial instruments as of December 31, 2013 and the volume of these financial instruments for the year ended December 31, 2013 are as follows:

Derivative	Derivative Fair Value at December 31, 2013		Statement of Financial Condition Line Item	Volume	
	Assets	Liabilities		Number of Underlying Securities	Number of Contracts
Indices – Options	$ -	$ -		243,420	
Indices – Futures	29,305	7,252,377	Due to broker		60,444
Equities -- Options	107,679,947	102,614,194	Securities and other financial instruments owned; Securities and other financial instruments sold, not yet purchased	1,375,965,880	
Equities -- Rights and Warrants	-	6,440	Securities and other financial instruments sold, not yet purchased		40,998
Commodities – Futures	372,533	347,450	Due to broker		16,649
Currencies – Futures	17,438	165,000	Due to broker		1,311

7. Derivative Financial Instruments (continued)

In 2013 the Company adopted Accounting Standards Update 2011-11, *Disclosures about Offsetting Assets and Liabilities*. The gross amounts of assets and liabilities subject to netting and the gross amounts offset in the Statement of Financial Condition, as required by this guidance, are as follows:

	Gross amount of recognized assets/liabilities	Gross amount offset in the Statement of Financial Condition	Net amount of assets/liabilities presented in the Statement of Financial Condition
Assets			
Due from broker*:			
Futures	$ 419,276	$ (419,276)	$ -
Total Due from broker	419,276	(419,276)	-
Liabilities			
Equities:			
Right and warrants	$ 6,440	$ -	$ 6,440
Other non-derivatives	-	-	155,955,759
Total Equities	6,440	-	155,962,199
Due to broker*:			
Futures	7,764,827	(419,276)	7,345,551
Other non-derivatives	-	-	33,240,880
Total Due to broker	7,764,827	(419,276)	40,586,431

*See Note 4.

8. Other Risks Related to Financial Instruments Held by the Company

Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments.

8. Other Risks Related to Financial Instruments Held by the Company (continued)

The Company is a registered market-maker. A market-maker may be called upon to make markets and provide liquidity at times of market stress. Because of these obligations, the Company's risk at a time of large, volatile moves may be greater than that suggested by the positions in the Company's Statement of Financial Condition.

While the Company does not directly trade foreign currencies, or stocks denominated in foreign currencies, it may trade stocks that operate primarily in foreign countries or trade currency options; as such, it still has some exposure to currency risk.

Currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a counterparty is unable to fulfill its contractual obligations.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including the inability to sell financial instruments quickly or at close to fair value.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a short squeeze can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

8. Other Risks Related to Financial Instruments Held by the Company (continued)

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage including margin borrowing, reverse repurchase agreements, structured products or derivative instruments can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

Currencies, securities and commodity interests, and the issuers of securities and commodity interests are affected by, among other things: changing supply and demand, interest rates, merger activities, governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies, and national and international political and economic developments. The effect of such factors on exchange rates, interest rates, the prices of securities and commodity interests in general, or a particular currency, security or commodity interest, is difficult to predict. In addition, there is unpredictability as to change in general economic conditions, which may affect the profitability of the Company's strategy.

9. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

10. Subsequent Events

The Company has evaluated events through the date that this financial statement was available to be issued.

Effective January 1, 2014, the Company, together with its affiliates, was party to a reorganization designed to achieve certain business and regulatory efficiencies. Pursuant to an Assignment and

10. Subsequent Events (continued)

Assumption Agreement, Holding assigned to Jane Street Group, LLC ("JSG"), an affiliate and separate holding company, substantially all of its assets and liabilities. Accordingly, the Parent became a wholly-owned subsidiary of JSG subsequent to the reorganization. No cash consideration was transferred specific to the transaction.

The transaction was accounted for in accordance with ASC 805-50, *Transactions between entities under Common Control*, whereby all assets and liabilities were transferred at current carrying value. As such, the transaction had no impact on the reported amounts of assets and liabilities in this financial statement.

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